



















SUN COMMUNITIES, INC.

Press Release

THIRD QUARTER 2010

Sun Communities, Inc. Reports 2010 Third Quarter Results

Southfield, MI, October 28, 2010 - Sun Communities, Inc. (NYSE: SUI) (the "Company"), a real estate investment trust ("REIT") that owns and operates manufactured housing and recreational vehicle communities, today reported third quarter results.

Highlights: Nine Months Ended September 30, 2010 vs. September 30, 2009

➢ Total revenues were $197.8 million, up $5.8 million or 3.0 percent.

➢ Funds from Operations ("FFO")[1] excluding certain items was $2.19 per diluted share and OP Unit ("Share"), an increase of 5.3%.

➢ Same Site Net Operating Income ("NOI")[2] increased by 2.6 percent.

➢ Home sales increased 32.6 percent, from 811 units to 1,075 units.

"We have finished the quarter with a strong gain of 510 occupied sites year-to-date with gains being achieved throughout the portfolio. Demand has been increasing as applications to live in Sun's communities have grown each year with 2010 final estimated results of over 22,000 representing more than double the 10,270 applications in 2006. Growth has also been fueled by the fifth year of increased home sales which have approximately tripled since 2005" said Gary A. Shiffman, Chairman and CEO. "We are experiencing continued positive fundamentals reflected in the fifth consecutive quarter of year over year quarterly FFO growth" Shiffman added.

Funds from Operations [1]

FFO[1] increased to $14.8 million, or $0.69 per diluted Share, in the third quarter of 2010 as compared to $12.5 million, or $0.60 per Share, in the third quarter of 2009. Excluding certain items delineated in the Reconciliation of Net Loss to FFO[1] table accompanying this release, FFO[1] was $14.8 million, or $0.69 per Share, for the third quarter of 2010 as compared to $14.1 million, or $0.68 per Share, in the third quarter of 2009.

FFO[1] increased to $45.6 million, or $2.15 per Share, for the nine months ended September 30, 2010 as compared to $41.3 million, or $1.99 per Share, for the nine months ended September 30, 2009. Excluding certain items delineated in the Reconciliation of Net Loss to FFO[1] table accompanying this release, FFO[1] was $46.5 million, or $2.19 per Share for the nine months ended September 30, 2010 as compared to $43.3 million, or $2.08 per Share, for the nine months ended September 30, 2009.

Community Occupancy

During the third quarter of 2010, revenue producing sites increased by 76 sites, compared to a decrease of 46 sites during the third quarter of 2009. For the nine months ended September 30, 2010, revenue producing sites increased by 510 sites, compared to an increase of 243 sites for the nine months ended September 30, 2009, an improvement of 267 sites period over period.

Revenue producing sites were 38,445 at September 30, 2010 compared to 37,954 at September 30, 2009, an increase of 491 sites. Occupancy was 84.5 percent at September 30, 2010 compared to 83.5 percent at September 30, 2009.

The Company rented an additional 251 homes during the nine months ended September 30, 2010, bringing the total number of occupied rentals to 5,998.

Same Site Results

For 136 communities owned throughout 2010 and 2009, third quarter 2010 total revenues increased 2.9 percent and total expenses increased 2.9 percent, resulting in an increase in NOI[2] of 2.9 percent over the third quarter of 2009. For the nine months ended September 30, 2010, total revenues increased 2.3 percent and total expenses increased 1.5 percent resulting in an increase in NOI[2] of 2.6 percent over the nine months ended September 30, 2009.

Home Sales

During the third quarter of 2010, 343 homes were sold, an increase of 17.1 percent from the 293 homes sold during the third quarter of 2009. During the nine months ended September 30, 2010, 1,075 homes were sold, an increase of 32.6 percent from the 811 homes sold during the nine months ended September 30, 2009.

Rental home sales, included in total home sales above, totaled 193 and 585 for the three and nine months ended September 30, 2010, as compared to 185 and 531 for the same periods in 2009.

Net Loss Attributable to Common Stockholders

Net loss attributable to common stockholders for the third quarter of 2010 was $(1.4) million, or $(0.07) per diluted common share, compared with $(2.0) million, or $(0.11) per diluted common share, for the third quarter of 2009. Net loss attributable to common stockholders for the nine months ended September 30, 2010 was $(2.5) million, or $(0.13) per diluted common share, compared with $(3.4) million, or $(0.19) per diluted common share, for the nine months ended September 30, 2009.

Other Events

Stock Issuance

Through October 28, 2010, the Company sold 836,800 shares of common stock at a weighted average price of $29.40 per share, resulting in additional net capital of $24.1 million.

Guidance

Management projects FFO per Share to be in the range of $0.75 to $0.79 for the quarter ending December 31, 2010.

Preliminary guidance for 2011 FFO per Share is projected to be in the range of $3.03 to $3.15. The Company plans to refine this 2011 FFO guidance once it completes its 2011 budgeting process.

Earnings Conference Call

A conference call to discuss third quarter operating results will be held on October 28, 2010, at 11:00 A.M. EDT. To participate, call toll-free 877-941-0843. Callers outside the U.S. or Canada can access the call at 480-629-9643. A replay will be available following the call through November 11, 2010, and can be accessed by dialing 800-406-7325 from the U.S. or 303-590-3030. The Conference ID number for the call and the replay is 4366106. The conference call will be available live on Sun Communities website www.suncommunities.com. Replay will also be available on the website.

Sun Communities, Inc. is a REIT that currently owns and operates a portfolio of 136 communities comprising approximately 47,600 developed sites.

For more information about Sun Communities, Inc., please visit our website at www.suncommunities.com.

Contact

Please address all inquires to our investor relations department, at our website www.suncommunities.com, by phone (248) 208-2500, by facsimile (248) 208-2645 or by mail Sun Communities, Inc. Investor Relations, 27777 Franklin Road Southfield, MI 48034.

[1] Funds from operations ("FFO") is defined by the National Association of Real Estate Investment Trusts ("NAREIT") as net income (loss) (computed in accordance with generally accepted accounting principles "GAAP"), excluding gains (or losses) from sales of depreciable operating property, plus real estate-related depreciation and amortization, and after adjustments for unconsolidated partnerships and joint ventures. FFO is a non-GAAP financial measure that management believes is a useful supplemental measure of the Company's operating performance. Management generally considers FFO to be a useful measure for reviewing comparative operating and financial performance because, by excluding gains and losses related to sales of previously depreciated operating real estate assets and excluding real estate asset depreciation and amortization (which can vary among owners of identical assets in similar condition based on historical cost accounting and useful life estimates), FFO provides a performance measure that, when compared year over year, reflects the impact to operations from trends in occupancy rates, rental rates and operating costs, providing perspective not readily apparent from net income. Management believes that the use of FFO has been beneficial in improving the understanding of operating results of REITs among the investing public and making comparisons of REIT operating results more meaningful.

Because FFO excludes significant economic components of net income (loss) including depreciation and amortization, FFO should be used as an adjunct to net income (loss) and not as an alternative to net income (loss). The principal limitation of FFO is that it does not represent cash flow from operations as defined by GAAP and is a supplemental measure of performance that does not replace net income (loss) as a measure of performance or net cash provided by operating activities as a measure of liquidity. In addition, FFO is not intended as a measure of a REIT's ability to meet debt principal repayments and other cash requirements, nor as a measure of working capital. FFO only provides investors with an additional performance measure. Management also uses an Adjusted Funds from Operations ("Adjusted FFO") non-GAAP financial measure, which excludes certain gain and loss items that management considers unrelated to the operational and financial performance of the Company's core business. The Company believes that Adjusted FFO provides investors with another financial measure of our operating performance that is more comparable when evaluating period over period results. Other REITs may use different methods for calculating FFO and Adjusted FFO and, accordingly, the Company's FFO and Adjusted FFO may not be comparable to other REITs.

[2] Investors in and analysts following the real estate industry utilize NOI as a supplemental performance measure. NOI is derived from revenues minus property operating expenses and real estate taxes. NOI does not represent cash generated from operating activities in accordance with GAAP and should not be considered to be an alternative to net income (loss) (determined in accordance with GAAP) as an indication of the Company's financial performance or to be an alternative to cash flow from operating activities (determined in accordance with GAAP) as a measure of the Company's liquidity; nor is it indicative of funds available for the Company's cash needs, including its ability to make cash distributions. The Company believes that net income (loss) is the most directly comparable GAAP measurement to NOI. Net income (loss) includes interest and depreciation and amortization which often have no effect on the market value of a property and therefore limit its use as a performance measure. In addition, such expenses are often incurred at a parent company level and therefore are not necessarily linked to the performance of a real estate asset. The Company believes that NOI is helpful to investors as a measure of operating performance because it is an indicator of the return on property investment, and provides a method of comparing property performance over time. The Company uses NOI as a key management tool when evaluating performance and growth of particular properties and/or groups of properties. The principal limitation of NOI is that it excludes depreciation, amortization, interest expense, and non-property specific expenses such as general and administrative expenses, all of which are significant costs, and therefore, NOI is a measure of the operating performance of the properties of the Company rather than of the Company overall.

Forward Looking Statements

This press release contains various "forward-looking statements" within the meaning of the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended, and the Company intends that such forward-looking statements will be subject to the safe harbors created thereby. Forward-looking statements can be identified by words such as "will," "may," "could," "expect," "anticipate," "believes," "intends," "should," "plans," "estimates," "approximate", "guidance" and similar expressions in this press release that predict or indicate future events and trends and that do not report historical matters.

These forward-looking statements reflect the Company's current views with respect to future events and financial performance, but involve known and unknown risks, uncertainties, and other factors, some of which are beyond our control. These risks, uncertainties, and other factors may cause the actual results of the Company to be materially different from any future results expressed or implied by such forward-looking statements. Such risks and uncertainties include national, regional and local economic climates, the ability to maintain rental rates and occupancy levels, competitive market forces, changes in market rates of interest, the ability of manufactured home buyers to obtain financing, the level of repossessions by manufactured home lenders and those risks and uncertainties referenced under the headings entitled "Risk Factors" contained in our 2009 Annual Report, and the Company's other periodic filings with the Securities and Exchange Commission.

The forward-looking statements contained in this press release speak only as of the date hereof and the Company expressly disclaims any obligation to provide public updates, revisions or amendments to any forward- looking statements made herein to reflect changes in the Company's assumptions, expectations of future events, or trends.

Consolidated Balance Sheets
(in thousands, except per share amounts)



		(Unaudited) September 30, 2010		December 31, 2009
ASSETS				
Investment property, net	$	1,037,085	$	1,064,305
Cash and cash equivalents		4,706		4,496
Inventory of manufactured homes		2,243		3,934
Investment in affiliates		-		1,646
Notes and other receivables		85,682		74,030
Other assets		34,346		32,954
TOTAL ASSETS	$	1,164,062	$	1,181,365
LIABILITIES				
Debt	$	1,164,759	$	1,159,442
Lines of credit		91,910		94,465
Other liabilities		38,433		38,766
TOTAL LIABILITIES		1,295,102		1,292,673
Commitments and contingencies				
STOCKHOLDERS' DEFICIT				
Preferred stock, $0.01 par value, 10,000 shares authorized, none issued	$	-	$	-
Common stock, $0.01 par value, 90,000 shares authorized (September 30, 2010 and December 31, 2009, 21,401 and 20,635 shares issued respectively)		214		206
Additional paid-in capital		485,999		463,811
Officer's notes		(2,912)		(5,028)
Accumulated other comprehensive loss		(2,772)		(1,858)
Distributions in excess of accumulated earnings		(536,866)		(498,370)
Treasury stock, at cost (September 30, 2010 and December 31, 2009, 1,802 shares)		(63,600)		(63,600)
Total Sun Communities, Inc. stockholders' deficit		(119,937)		(104,839)
Noncontrolling interests		(11,103)		(6,469)
TOTAL STOCKHOLDERS' DEFICIT		(131,040)		(111,308)
TOTAL LIABILITIES AND STOCKHOLDERS' DEFICIT	$	1,164,062	$	1,181,365

Consolidated Statements of Operations
(in thousands, except per share amounts)



	Three Months Ended September 30,		Nine Months Ended September 30,	
	2010	2009	2010	2009
REVENUES				
Income from real property	$ 50,169	$ 48,597	$ 152,124	$ 148,093
Revenue from home sales	7,324	8,433	24,959	24,112
Rental home revenue	5,135	5,062	15,266	15,449
Ancillary revenues, net	35	4	369	261
Interest	2,036	1,554	5,805	4,194
Other loss, net	(654)	(258)	(748)	(161)
Total revenues	64,045	63,392	197,775	191,948
COSTS AND EXPENSES				
Property operating and maintenance	13,942	13,249	40,087	38,641
Real estate taxes	3,813	3,848	12,176	12,150
Cost of home sales	5,320	6,046	18,797	17,313
Rental home operating and maintenance	4,164	3,864	11,381	12,423
General and administrative - real property	3,408	3,687	12,525	12,753
General and administrative - home sales and rentals	1,873	1,890	5,659	5,532
Georgia flood damage	-	800	-	800
Depreciation and amortization	16,468	15,841	49,445	47,960
Interest	15,668	15,109	46,228	44,093
Interest on mandatorily redeemable debt	826	839	2,462	2,509
Total expenses	65,482	65,173	198,760	194,174
Loss before income taxes and equity loss from affiliates	(1,437)	(1,781)	(985)	(2,226)
Provision for state income taxes	(143)	(103)	(404)	(382)
Equity loss from affiliates	(69)	(854)	(1,646)	(1,344)
Loss from continuing operations	(1,649)	(2,738)	(3,035)	(3,952)
Income (loss) from discontinued operations	-	177	-	(155)
Net loss	(1,649)	(2,561)	(3,035)	(4,107)
Less: amounts attributable to noncontrolling interests	(246)	(526)	(520)	(690)
Net loss attributable to Sun Communities, Inc. common stockholders	$ (1,403)	$ (2,035)	$ (2,515)	$ (3,417)
Amounts attributable to Sun Communities, Inc. common stockholders:				
Loss from continuing operations, net of state income taxes	$ (1,403)	$ (2,193)	$ (2,515)	$ (3,278)
Income (loss) from discontinued operations, net of state income taxes	-	158	-	(139)
Net loss attributable to Sun Communities, Inc. common stockholders	$ (1,403)	$ (2,035)	$ (2,515)	$ (3,417)
Weighted average common shares outstanding:				
Basic	19,323	18,513	19,006	18,437
Diluted	19,323	18,513	19,006	18,437
Basic and diluted loss per share:				
Continuing operations	$ (0.07)	$ (0.12)	$ (0.13)	$ (0.18)
Discontinued operations	-	0.01	-	(0.01)
Basic and diluted loss per share	$ (0.07)	$ (0.11)	$ (0.13)	$ (0.19)

Reconciliation of Net Loss to FFO[1]

(in thousands except for per Share amounts)



	Three Months Ended September 30,		Nine Months Ended September 30,	
	2010	2009	2010	2009
Net loss	$ (1,649)	$ (2,561)	$ (3,035)	$ (4,107)
Adjustments:				
Depreciation and amortization	16,945	16,329	50,787	49,364
Benefit for state income taxes [3]	-	(42)	(24)	(55)
Gain on disposition of assets, net	(490)	(1,237)	(2,145)	(3,933)
Funds from operations (FFO) [1]	$ 14,806	$ 12,489	$ 45,583	$ 41,269
Weighted average Common Shares outstanding:				
Basic	21,570	20,856	21,284	20,787
Diluted	21,581	20,856	21,291	20,787
FFO per weighted average Common Share - Basic	$ 0.69	$ 0.60	$ 2.15	$ 1.99
FFO per weighted average Common Share - Diluted	$ 0.69	$ 0.60	$ 2.15	$ 1.99

The table below adjusts FFO[1] for certain items as detailed below.

	Three Months Ended September 30,		Nine Months Ended September 30,	
	2010	2009	2010	2009
Net loss	$ (1,649)	$ (2,561)	$ (3,035)	$ (4,107)
Michigan Business tax reversal	-	-	(740)	-
Georgia flood damage	-	800		800
Equity affiliate adjustment	19	836	1,646	1,211
Adjusted net loss	(1,630)	(925)	(2,129)	(2,096)
Depreciation and amortization	16,945	16,329	50,787	49,364
Benefit for state income taxes [3]	-	(42)	(24)	(55)
Gain on disposition of assets, net	(490)	(1,237)	(2,145)	(3,933)
Adjusted FFO [1]	$ 14,825	$ 14,125	$ 46,489	$ 43,280
Adjusted FFO[1] per weighted average Common Share - Diluted	$ 0.69	$ 0.68	$ 2.19	$ 2.08

[3] The tax benefit for the periods ended September 30, 2010 and 2009 represents the reversal of a tax provision for potential taxes payable on the sale of company assets related to the enactment of the Michigan Business Tax. These taxes do not impact FFO[1] and would be payable from prospective proceeds of such sales.

Statement of Operations – Same Site
(in thousands except for other information)



	Three Months Ended September 30,				Nine Months Ended September 30,			
	2010	**2009**	**Change**	**% Change**	**2010**	**2009**	**Change**	**% Change**
REVENUES:								
Income from real property	$ 47,242	$ 45,915	$ 1,327	2.9 %	$ 143,603	$ 140,405	$ 3,198	2.3 %
PROPERTY OPERATING EXPENSES:								
Payroll and benefits	4,289	4,302	(13)	-0.3 %	12,045	11,757	288	2.4 %
Legal, taxes, & insurance	759	706	53	7.5 %	2,136	2,370	(234)	-9.9 %
Utilities	2,620	2,641	(21)	-0.8 %	8,792	9,150	(358)	-3.9 %
Supplies and repair	2,350	2,100	250	11.9 %	5,953	5,351	602	11.3 %
Other	997	818	179	21.9 %	2,640	2,325	315	13.5 %
Real estate taxes	3,813	3,848	(35)	-0.9 %	12,176	12,150	26	0.2 %
Property operating expenses	14,828	14,415	413	2.9 %	43,742	43,103	639	1.5 %
NET OPERATING INCOME [2]	$ 32,414	$ 31,500	$ 914	2.9 %	$ 99,861	$ 97,302	$ 2,559	2.6 %

	As of September 30,		
	2010	**2009**	**Change**
OTHER INFORMATION			
Number of properties	136	136	-
Developed sites	47,579	47,587	(8)
Occupied sites [4]	38,445	37,954	491
Occupancy % [4]	84.5 %	83.5 %	1.0 %
Weighted average monthly rent per site [5]	$ 412	$ 402	10

[4] Occupied sites and occupancy % include manufactured housing and permanent recreational vehicle sites, and exclude seasonal recreational vehicle sites.

[5] Average rent relates only to manufactured housing sites, and excludes permanent and seasonal recreational vehicle sites.

Rental Program Summary
(in thousands except for *)



	Three Months Ended September 30,				Nine Months Ended September 30,			
	2010	**2009**	**Change**	**% Change**	**2010**	**2009**	**Change**	**% Change**
REVENUES:								
Rental home revenue	$ 5,135	$ 5,062	$ 73	1.4 %	$ 15,266	$ 15,449	$ (183)	-1.2 %
Site rent included in income from real property	7,164	6,738	426	6.3 %	21,298	19,861	1,437	7.2 %
Rental program revenue	12,299	11,800	499	4.2 %	36,564	35,310	1,254	3.6 %
EXPENSES:								
Payroll and commissions	453	556	(103)	-18.5 %	1,391	1,935	(544)	-28.1 %
Repairs and refurbishment	2,122	1,761	361	20.5 %	5,470	5,729	(259)	-4.5 %
Taxes and insurance	807	777	30	3.9 %	2,402	2,323	79	3.4 %
Marketing and other	782	770	12	1.6 %	2,118	2,436	(318)	-13.1 %
Rental program operating and maintenance	4,164	3,864	300	7.8 %	11,381	12,423	(1,042)	-8.4 %
NET OPERATING INCOME [2]	$ 8,135	$ 7,936	$ 199	2.5 %	$ 25,183	$ 22,887	$ 2,296	10.0 %

Occupied rental home information as of September 30, 2010 and 2009:

					2010	**2009**	**Change**	**% Change**
Number of occupied rentals, end of period*					5,998	5,749	249	4.3 %
Cost of occupied rental homes					$ 193,324	$ 180,118	$ 13,206	7.3 %
Number of sold rental homes*					585	531	54	10.2 %
Weighted average monthly rental rate*					$ 731	$ 726	$ 5	0.7 %